The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan
TEL: (03) 5232-3331
TELEX: TRUSTMIT J26397 SWIFT Address: MTRBJPJT

February 4, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


05005612

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 3RD QUARTER OF FISCAL YEAR 2004
<CONSOLIDATED>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile: 81-3-5232-4479



Mitsui Trust Holdings, Inc.

Business Results for the 3rd Quarter of Fiscal Year 2004 (from April 1, 2004 to December 31, 2004) <Consolidated>

33-1, Shiba 3-chome , Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
President : Kiichiro Furusawa

1.Criteria for Presentation of Quarterly Financial Statements
①Adoption of simplified accounting methods : None
②Changes in the accounting methods from the ones applied in the previous year
See note 2. of consolidated quarterly balance sheet.
③Changes in the scope of consolidation and application of the equity method (change from March 2004)
Consolidation: Newly consolidated 1, Excluded - Equity method: Newly applied 1, Excluded -

2.Business Results for the 3rd Quarter of Fiscal Year 2004 (from April 1, 2004 to December 31, 2004)

(1)Business Results <Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profit	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
3rd Quarter FY2004	354,645	-	109,738	-	65,268	-
3rd Quarter FY2003	-	-	-	-	-	-
FY2003	516,186		105,361		50,786	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
3rd Quarter FY2004	79.31	36.39
3rd Quarter FY2003	-	-
FY2003	55.55	28.34

Note: Since the figures for third quarter of Fiscal 2003 are not disclosed, comparisons with the third quarter of the last fiscal year are not provided.

(2)Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	yen in millions	yen in millions	%	yen
3rd Quarter FY2004	13,035,523	522,903	4.0	110.16
3rd Quarter FY2003	-	-	-	-
FY2003	12,753,758	463,311	3.6	31.36

3. Estimate for This Fiscal Year (from April 1, 2004 to March 31, 2005)
With regard to the estimates for the fiscal year, there are no changes in the estimated figures announced on November 25, 2004.

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

(Banking Account) (yen in millions)

	As of December 31, 2004	As of March 31, 2004
Assets		
Cash and Due from Banks	286,259	521,812
Call Loans and Bills Bought	30,137	17,068
Receivables under Resale Agreements	900	—
Receivables under Securities Borrowing Transactions	35,957	34,427
Monetary Claims Bought	116,143	54,746
Trading Assets	62,009	21,104
Money Held in Trust	11,866	16,952
Securities	3,861,626	3,585,945
Loans and Bills Discounted	7,204,113	7,189,953
Foreign Exchanges	856	6,713
Other Assets	354,115	512,614
Premises and Equipment	223,180	234,532
Deferred Tax Assets	248,047	280,662
Customers' Liabilities for Acceptances and Guarantees	653,959	376,592
Reserve for Possible Loan Losses	-53,649	-99,365
Total Assets	**13,035,523**	**12,753,758**
Liabilities		
Deposits	8,821,245	8,900,541
Negotiable Certificates of Deposit	151,710	215,530
Call Money and Bills Sold	203,120	318,017
Payables under Securities Lending Transactions	773,293	418,182
Trading Liabilities	7,359	4,298
Borrowed Money	275,082	341,996
Foreign Exchanges	61	28
Bonds and Notes	138,330	138,375
Convertible Bonds and Notes	391	466
Payable to Trust Account	1,264,245	1,343,100
Other Liabilities	110,388	116,543
Reserve for Employees' Bonus	52	2,993
Reserve for Employee Retirement Benefits	1,280	1,418
Reserve for Expenses Related to EXPO 2005 Japan	78	45
Deferred Tax Liabilities	5,190	3,950
Goodwill	711	—
Acceptances and Guarantees	653,959	376,592
Total Liabilities	**12,406,499**	**12,182,080**
Minority Interests in Consolidated Subsidiaries		
Minority Interests in Consolidated Subsidiaries	**106,120**	**108,367**
Stockholders' Equity		
Common and Preferred Stock	261,499	261,462
Capital Surplus	126,166	125,802
Retained Earnings	132,701	74,732
Land Revaluation Excess	-14,762	-14,736
Net Unrealized Gains on Securities Available for Sale	18,557	17,652
Foreign Currency Translation Adjustments	-655	-796
Treasury Stock	-602	-806
Total Stockholders' Equity	**522,903**	**463,311**
Total Liabilities , Minority Interests in Consolidated Subsidiaries and Stockholders' Equity	**13,035,523**	**12,753,758**

<Note>1.Amounts less than one million yen are omitted.

2.Prior to April 1, 2004, the total amounts of trust fee income and corresponding trust cost relative to respective pension or security trust agreements were recorded on a closing date basis. Effective April 1, 2004, the consolidated banking subsidiaries changed their method of accounting for trust fee income and cost to an accrual basis. This will provide a more rational basis for the calculation of income and cost. Due to this change, ordinary income increased by 13,214 million yen and ordinary profit and income before income taxes and minority interests increased by 6,518 million yen, and net income increased by 3,313 million yen for the 3rd quarter of Fiscal Year 2004.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income (Unaudited)

(Banking Account) (yen in millions)

	3rd Quarter FY2004	FY2003
Ordinary Income	**354,645**	**516,186**
Trust Fees	67,970	84,211
Interest Income	111,293	158,854
Interest on Loans and Bills Discounted	76,793	115,044
Interest and Dividends on Securities	32,609	42,651
Fees and Commissions Received	69,386	73,285
Trading Revenue	5,483	11,379
Other Operating Income	38,283	62,637
Other Income	62,228	125,818
Ordinary Expenses	**244,906**	**410,825**
Interest Expenses	34,836	52,246
Interest on Deposits	15,256	25,663
Fees and Commissions Paid	12,063	11,445
Trading Expenses	670	419
Other Operating Expenses	31,536	18,126
General and Administrative Expenses	96,905	138,590
Other Expenses	68,895	189,996
Ordinary Profit	**109,738**	**105,361**
Extraordinary Profit	**4,717**	**37,773**
Extraordinary Losses	**7,516**	**15,912**
Income before Income Taxes and Minority Interests	**106,939**	**127,222**
Provision for Income Taxes	4,395	6,310
Deferred Income Taxes	32,392	65,006
Minority Interests in Net Income	4,883	5,118
Net Income	**65,268**	**50,786**

<Note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(Banking Account) (yen in millions)

	3rd Quarter FY2004	FY2003
Capital Surplus:		
Capital Surplus at Beginning of the Period	**125,802**	**227,350**
Increase of Capital Surplus	**363**	**1,645**
Conversion of Convertible Bonds and Notes	37	1,370
Gains on Disposal of Treasury Stocks	326	275
Decrease of Capital Surplus	—	**103,192**
Transfer to Retained Earnings	—	103,192
Capital Surplus at End of the Period	**126,166**	**125,802**
Retained Earnings:		
Retained Earnings at Beginning of the Period	**74,732**	**-85,676**
Increase of Retained Earnings	**65,295**	**165,687**
Net Income	65,268	50,786
Transfer from Capital Reserve	—	103,192
Transfer from Land Revaluation Reserve	26	11,707
Decrease of Retained Earnings	**7,326**	**5,278**
Dividend declared	7,326	5,278
Retained Earnings at End of the Period	**132,701**	**74,732**

<Note> Amounts less than one million yen are omitted.